UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UpHealth, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

91532B200

(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91532B200	13G	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (A) KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379 -

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
(A) IS A DELAWARE LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
(A) 1,065,509

	6	SHARED VOTING POWER
(A) 0

	7	SOLE DISPOSITIVE POWER
(A) 1,065,509

	8	SHARED DISPOSITIVE POWER
(A) 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(A) 1,065,509

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
(A) 7.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
(A) IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13G

*********************

Item 1.	(a)	Issuer:	UpHealth, Inc.
	(b)	Address:	14000 S. Military Trail, Suite 203 Delray Beach, FL 33484

Item 2.	(a)	Filing Person:	Kayne Anderson
Capital Advisors, L.P.

	(b)	Address:	1800 Avenue of the Stars, Third Floor Los Angeles, CA 90067

	(c)	Citizenship:	Kayne Anderson Capital Advisors, L.P. is a Delaware limited partnership

	(d)	Title of Class of Securities:	Common Stock, $0.0001 par value per share

	(e)	Cusip Number:	91532B200

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(e)	Kayne Anderson Capital Advisors, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

	Kayne Anderson Capital Advisors, L.P. Managed Accounts			1,065,509

	(b)	Percent of Class:		(A) 7.08%

	(c)	Number of shares as to which such person has:
		(i) sole power to vote or direct to vote		(A) 1,065,509

		(ii) shared power to vote or direct the vote		(A) 0

		(iii) sole power to dispose or direct the disposition		(A) 1,065,509

		(iv) shared power to dispose or direct the disposition of		(A) 0

United States
Securities and Exchange Commission

Schedule 13G

UpHealth, Inc. (Issuer)
**************************

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

United States
Securities and Exchange Commission

Schedule 13G

UpHealth, Inc. (Issuer)
**************************

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2023
Date

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/S/ MICHAEL O’NEIL
Michael O’Neil, Chief Compliance Officer

United States
Securities and Exchange Commission

Schedule 13G
(cover page)
UpHealth, Inc. (Issuer)
**************************

Box 9.
The reported units are owned by investment accounts (investment limited partnerships, registered investment companies and institutional accounts) managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P. (or a controlled affiliate thereof), as a registered investment adviser.

Kayne Anderson Capital Advisors, L.P. is the general partner (or general partner of the general partner) of the limited partnerships and investment adviser to the other accounts. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the units reported, except those units attributable to it by virtue of its general partner interests in the limited partnerships.

UNDERTAKING

The undersigned agree to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and UpHealth, Inc.

Dated:	March 22, 2023

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/S/ MICHAEL O’NEIL
Michael O’Neil, Chief Compliance Officer